 Gmail   Neil Parsont ◄███████████████

Investor Update - Financial Outlook and LOIs
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Neil Parsont ◄████████████████████   Tue, Aug 15, 2023 at 1:31 PM
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Dear Investors,

Below is the company update - For a more personal update or questions, feel free to call/email me. ██
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Executive Summary:

- $1M + Expected Revenue in queue, 4 LOIs pending signatures
- Current cash reserves last until December; cash inflows not expected until March
- Bridge investment $250k cash at same terms needed to remain solvent

Updated Financial Outlook

- Raised 570k of 750k initial minimum, now 200k in bank with burn 40k/month
- New funding also covers increase in marketing expenditures
- Based on actual performance to date, expected return is 21x by 2027

Revised forecast supported by current contract waterfall

	2024	2025	2026	2027
Total Contracts	15	50	100	175
Revenue	$1,650,000	$5,500,000	$11,000,000	$17,600,000
Gross Profit	$1,279,000	$3,644,000	$8,525,000	$13,640,000
EBITDA	$31,000	$1,339,000	$5,356,000	$10,332,000

Exit value at 10x = 103 million
Return on Invested Capital = 21x

Contract Waterfall: $1,000,000+ Expected Revenue in Queue

The first 5 months of operations were focused on product and software development, website and marketing materials, patents, compliance and creating legal contracts. In the past 3 months working part-time using only personal network/email leads and no marketing budget, Dr Levy has generated the following:

Customer	Potential Revenue	Close %	Expected Revenue	Notes
Emporia University	$90,000	25%	$22,500	Met at AACSB conference - setting up a formal meeting in the fall
University of New Haven	$112,500	50%	$56,250	Discussed with CSO - coordinating another meeting
University of Tennessee	$450,000	10%	$45,000	Submitted voluntary information and interest in our survey, in the process of setting up a meeting
York University	$825,000	10%	$82,500	Met at AACSB conference - setting up a formal meeting in the fall
Shenandoah University	$60,000	50%	$30,000	Met with the President, interested in signing up, coordinating a follow up meeting to discuss terms
Kansas City Christian	$7,500	90%	$6,750	Met twice now signing LOI (See attached)
Arizona Christian University	$15,000	75%	$11,250	Met twice and agreed to sign an LOI, formalizing the agreement with a contract to send shortly
Edison Learning	$3,000	50%	$1,500	Met President & CIO - interested in partnering with the K-12 market. $10 Million account starting with small test
ETS	$15,000,000	5%	$750,000	Did two meetings and coordinating a final one in October. Low percentage due to account size
Westford Education Group	$135,000	50%	$67,500	Met and requested LOI, pending signature
Acacia University	$15,000	75%	$11,250	Met with Vice President, Sent LOI and pending signature

Dr. Levy starts full time in September (contract signed). The 2024 budget includes 8k/month covering marketing expenses and an additional sales rep salary. Thus, a significant increase in contract acquisition growth is expected.

FAQ:

Why do we need more money?

- We did not hit the raise target and had new expenses to develop an additional service

What were the new expenses?

- Developed software to detect ChatGPT which doubles revenue potential
- New patent on the software
  - Click Here for Video Demo

Progress to date

- 4 Letters of Intent expected from universities (waiting on signatures)
- 7 Schools committed to testing our service
- Finalized exam proctoring software and camera
- Developed patent-pending software to stop ChatGPT cheating (no other viable market solutions)
- 3 Utility patents filed, 1 is 95% through approval process
- Finalized all legal contracts, policies, and agreements
- Developed and completed full website and marketing materials
- Operated on reduced salaries and expenses conserving cash flow

We need to raise an additional $250k to generate a positive return to investors. Wefunder is going to close the raise soon so now is the time to lock in these terms/valuation. Your support is crucial for our success. Any additional investment or referral is greatly appreciated.

Sincerely,

Neil Parsont, CEO



0% Cheating, 100% Success

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Neil Parsont <███████████████████████>

Investor Update - Sales Traction
3 messages

Neil Parsont <████████████████████>
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Fri, Mar 29, 2024 at 6:46 PM

Dear Melinda Niemela,

I'm excited to share with you some significant progress in our sales efforts.

Finalizing with Kansas Christian College:

Last August, we received a Letter of Intent from Kansas Christian College (KCC), indicating their interest in our services. Fast forward to February, I personally oversaw the completion of the pilot phase, where two professors integrated our software into their classes. The feedback was incredibly positive, with testimonials soon to be featured on our website. Following continuous discussions with the college's administration, we've reached a pivotal moment: as of today, KCC has signed a one-year agreement for a campus-wide license. It's a substantial step forward for us.

New Pilot at Oklahoma Christian University:

In other news, I've recently introduced our Zero Cheating Paper Software to the Writing Center Director at Oklahoma Christian University. He was so impressed that he decided to implement it immediately for the next paper assignment. We've scheduled a follow-up meeting for April 17th to evaluate the pilot's effectiveness and, ideally, to present this opportunity to the university's administration.

Looking Ahead:

Encouraged by these developments, I'm implementing an innovative strategy aimed at efficiently acquiring new adopters. This strategy is designed not just for initial piloting but also to foster advocacy of our service among other universities. I'm confident that this approach will significantly increase our traction and adoption in the near future.

Your support, confidence, and investment in our mission to enhance academic integrity are greatly appreciated.

Sincerely,

Neil Parsont, CEO


0% Cheating, 100% Learning
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Sun, Mar 31, 2024 at 10:21 AM

Hi Neil,

Congratulations! This is good news. How can we investors know if these new contacts are financially what you expected them to be? We are partly concerned that our investment may be at risk and would like more financial transparency of how the company is doing. Do you have profit and loss reports you can share with us? Along with details on what you expected the contracts to be and how much they ended up selling for?

Are things going as well as you expected?

Kindest Regards,





Melinda Niemela
Awesome Partner/Lender
Platinum Living Realty
Powered by: Niemela Realty & Associates LLC



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Sun, Mar 31, 2024 at 11:52 AM

Hi Melinda and Brandon,

Wishing you guys a Happy Easter! Things are starting to go well and moving in the right direction. We also had the first main patent "allowed" which means it will be officially issued shortly! I'm waiting on the final issuance to formally announce anything but thought you'd want to know.

As for more details, we are filing a form C - AR (annual report) which will contain standard disclosures. I don't think it will be as specific as you would like though. Thus, feel free to book a meeting on my calendar and I can give you a personal update.

However, things are starting to move nicely. KCC is a small $2500 contract but the new school is a 20k deal. I also have a very good plan currently in place to acquire a lot more adopters and am working on bringing in two very experienced executives, one as a board member and other as an operator. Both would also be investing capital.

Here is my link to book if needed
https://calendly.com/zerocheating/30min

Sincerely,
Neil
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Investor Update
2 messages

Fri, Aug 16, 2024 at 2:20 PM

Dear Brandon DeNoto,

I'm pleased to share some exciting updates on our recent progress at Zero Cheating.

Key Achievements:

- **Team Growth:** We now have over 10 education consultants on board, including a diverse mix of PhD professors, teachers, and administrators, all working towards our mission.
- **Website Launch:** We've launched a new website to better showcase our offerings and streamline our outreach.
- **Pilots:** We currently have over 10 pilots set up for Fall with more meetings and plans in queue
- **Oklahoma Christian University:** We've made significant progress with Oklahoma Christian University, successfully completing a single professor pilot. The administration is now setting up a group of 5+ professors for this semester to thoroughly test the software. During this timeframe, we will negotiate a formal paying contract to start in the Spring Semester.
- **KCC:** KCC is live now with 40 professors, marking a substantial increase in our reach. We plan to leverage them for referrals to other universities.
- **High School Outreach:** We're in discussions with administrators at several high schools, expanding our footprint in secondary education.
- **Notable Interest:** Capella University has contacted us and is now in our queue for a potential pilot.

Strategic Initiatives:

- **Professional Development and Outreach:** We've launched new outreach programs, including professional development speaking engagements, webinars, and a blog. These efforts are designed to position Zero Cheating as a leader in the field of academic integrity.
- **Social Media Expansion:** Our social media efforts are ramping up, helping us source additional pilots and increase brand awareness.

Financial Update: We have sufficient reserves to cover operating costs through next year until cash flow begins to come in. To conserve cash for strictly necessary business expenses, I have reduced and ultimately eliminated my salary in the past few months with no intent to resume salary until it is financially prudent. My focus remains on bringing us to profitability early next year, and I will continue to keep you updated on our progress. We are considering raising additional capital strictly for marketing and growth outreach.

Cash Collections Expectations: We are expecting to coordinate more pilots this semester and begin negotiations for formal contracts. We anticipate cash flow to start early next year. Regardless, the company has plans and resources to remain solvent until such time.

Other Notables:

- **Patent Issuance:** We are excited to announce that our first patent was officially issued.
- **Revenue Collection:** We have successfully collected and cashed the check from KCC.

We're excited about the momentum we're building and the opportunities ahead. Thank you for your continued support as we work to transform academic integrity in education.

Neil Parsont, CEO





0% Cheating, 100% Learning

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▬▬▬▬▬▬▬▬▬▬▬▬   Tue, Aug 20, 2024 at 7:31 PM
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Excellent news Neil! I'm happy to hear it. I look forward to hearing more progress as the business starts ramping up!

Brandon DeNoto
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